Exhibit 99.1

For Immediate Release

January 10, 2014

Preliminary Fourth Quarter and Full Year Results 2013

SAP Announces Strong Fourth Quarter and Full Year 2013 – Fast Growing Cloud Business and Solid Core Drive Double-Digit Growth in Full Year Non-IFRS Software and Software-Related Service Revenue

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SSRS Revenue Guidance Achieved, 4th Consecutive Year of Double-Digit Growth: Full Year 2013 Non-IFRS Software and Software-Related Service Revenue Increased 11% at Constant Currencies (6% at Actual Currencies to €14.03 Billion)

•	Cloud Subscription & Support Revenue Guidance Exceeded: Full Year 2013 Non-IFRS Cloud Subscription & Support Revenue Increased 130% at Constant Currencies (121% at Actual Currencies to €758 Million)

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Strong HANA Performance: Full Year 2013 HANA Software Revenue Increased 69% at Constant Currencies to €664 Million (61% at Actual Currencies to €633 Million compared to Guidance Range of €650 – €700 Million)

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Operating Profit Guidance Achieved: Full Year 2013 Non-IFRS Operating Profit Increased 13% at Constant Currencies to Approximately €5.9 Billion (Compared to Guidance Range of €5.85 – 5.95 Billion), Resulting in Non-IFRS Operating Margin Expansion of 140 Basis Points at Constant Currencies to 33.4%

WALLDORF, Germany — January 10, 2014 — After an initial review of its fourth quarter 2013 performance, SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter October 1 – December 31 and full year ended December 31, 2013. All 2013 figures in this release are approximate due to the preliminary nature of the announcement.

SAP delivered strong revenue growth in 2013. Full year non-IFRS software and cloud subscription revenue increased 10% at constant currencies (5% at actual currencies to €5.3 billion). Non-IFRS software and software-related service revenue grew 11% at constant currencies (6% at actual currencies to €14.0 billion). Non-IFRS total revenue grew 8% at constant currencies (4% at actual currencies to €16.9 billion).

“Four years of double-digit growth clearly shows that our customer-focused innovation strategy is winning. We are one of the few global tech companies that has successfully managed the transition to the cloud while growing our core business and improving our profitability at the same time,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs of SAP. “With the strong momentum of our industry leading HANA platform and SAP Cloud we bring simplicity to our customers and help them innovate faster.”

“SAP invested significantly in innovation and successfully scaled its cloud business while maintaining operational discipline and reaching our 2013 operating profit outlook,” said Werner Brandt, CFO of SAP. “SAP expanded its non-IFRS operating margin by 140 basis points at constant currencies driven by operational excellence despite the margin impact from acquisitions and our momentum in the cloud.”

SAP Reports Preliminary Fourth Quarter and Full Year 2013 Results

SAP’s fast-growing cloud business demonstrates the Company’s leadership in the Cloud. SAP’s annual cloud revenue run rate now exceeds €1.06 billion1. The Company also exceeded its full year 2013 guidance of €750 million (2012: €343 million) in non-IFRS cloud subscription and support revenue at constant currencies.

SAP HANA, the platform for real-time business applications, was a major growth engine in 2013. Full year 2013 HANA software revenue increased 69% at constant currencies to €664 million (61% at actual currencies to €633 million compared to guidance range of €650 – €700 million). Customers are showing strong interest in SAP Business Suite powered by SAP HANA as well as SAP HANA Enterprise Cloud.

The Company will report its preliminary fourth quarter and full year 2013 results on January 21, including the outlook for 2014.

KEY METRICS — Fourth Quarter 2013

	Fourth Quarter 20131)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q4 2013	Q4 2012	% change	Q4 2013	Q4 2012	% change	% change const. curr.
Software	1.90	1.94	-2%	1.90	1.94	-2%	3.5%
Cloud subscriptions and support (€ million)	209	126	66%	210	159	32%	39%
Software and cloud subscriptions	2.10	2.06	2%	2.11	2.10	1%	6%
Software and software-related service revenue	4.37	4.23	3%	4.38	4.27	3%	8%
Total revenue	5.10	5.02	2%	5.11	5.06	1%	6%
Operating profit	1.80	1.59	13%	2.09	1.97	6%	14%
Operating margin (%)	35.2	31.7	3.5pp	40.9	38.9	2.0pp	2.6pp

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

[1]	The annual revenue run rate is the fourth quarter 2013 cloud division revenue of €266 million multiplied by 4.

SAP Reports Preliminary Fourth Quarter and Full Year 2013 Results

KEY METRICS — Full Year 2013

	Full Year 20131)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	FY 2013	FY 2012	% change	FY 2013	FY 2012	% change	% change const. curr.
Software	4.51	4.66	-3%	4.51	4.66	-3%	2%
Cloud subscriptions and support (€ million)	697	270	158%	758	343	121%	130%
Software and cloud subscriptions	5.21	4.93	6%	5.27	5.00	5%	10%
Software and software-related service revenue	13.94	13.17	6%	14.03	13.25	6%	11%
Total revenue	16.81	16.22	4%	16.89	16.30	4%	8%
Operating profit	4.47	4.07	10%	5.5	5.21	6%	13%
Operating margin (%)	26.6	25.1	1.5pp	32.6	32.0	0.6pp	1.4pp

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

PERFORMANCE COMPARISON — Full Year 2013 versus SAP Outlook Full Year 2013

	Results FY 2013	Outlook FY 2013
Cloud subscriptions and support (Non-IFRS at constant currencies)	€787 million	Around €750 million
Software and software-related service revenue growth (Non-IFRS at constant currencies)	11%	At least 10%
Operating profit (Non-IFRS at constant currencies)	Approximately €5.9 billion	€5.85 - €5.95 billion

The business outlook was provided on January 23th, 2013, at the time of SAP’s fourth quarter 2012 results announcement. Announcing SAP’s second quarter 2013 results, SAP refined the outlook for non-IFRS software and software-related service revenue at constant currencies. SAP reiterated the outlook on October 21st, 2013, at the time of SAP’s third quarter 2013 results.

Additional Information

2013 revenue and profit figures include the revenue and profits from Ariba, SuccessFactors and, from August 1 onwards, hybris. The comparative numbers for 2012 do not include SuccessFactors until February 21, 2012, Ariba until October 1, 2012. The hybris acquisition closed on August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 253,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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SAP Reports Preliminary Fourth Quarter and Full Year 2013 Results

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